Exhibit 99.1

COMPANY ANNOUNCEMENT

(ASX: ATH)

RESULTS OF GENERAL MEETING

Thursday, 3rd September 2020

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried by proxy tally.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following page provides information in relation to the proxy votes received for each resolution considered by Members of the Company at the General Meeting held today at 10:30 a.m. (AEST).

The Chairman voted undirected proxies in his control in favour of all resolutions.

On behalf of the Board

Phillip Hains

Company Secretary

Alterity Therapeutics Limited

Level 3, 62 Lygon Street, Carlton	Page 1 of 2	Telephone: 61 3 9824 5254
Victoria Australia 3053		Facsimile: 61 3 9822 7735

Alterity Therapeutics Limited

General Meeting

Thursday, 03 September 2020

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).